STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	August 25, 2005
Corporate Office:	#SRU-16-05
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax: (604) 608-0344
Toll Free: (877) 233-2244 Email: corporate@starfieldres.com
Website: http://www.starfieldres.com	Page 1 of 1
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT

Starfield Resources Inc. (the “Company”) announces a Private Placement of 1,030,000 Flow Through Common Shares. The Flow Through Common Shares will be priced at $0.55. Fees and commissions will be payable commensurate with TSX Venture Exchange policies.

The funds raised will be allocated to the 2005 exploration program and for working capital on the Company’s wholly owned Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project in Nunavut, Canada.

For further information please contact Glen Macdonald, director.

ON BEHALF OF THE BOARD OF DIRECTORS

“Glen Indra”

Glen Indra
President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.